Exhibit 99.1

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

RADCOM ACCELERATES MOMENTUM IN Q4:
Q4 SALES REACH $7M, 2011 SALES REACH $22M

- Strong Backlog Gives Visibility for Stronger 2012 -

TEL-AVIV, Israel – January 26, 2012-- RADCOM Ltd. (RADCOM) (NASDAQ: RDCM) today announced its financial results for the fourth quarter and full year ended December 31, 2011.

Financial Overview

In $ thousands	Q4 2011	Q3 2011	Q4 2010
Revenues	$7,004	$3,499	$5,363
Gross margin	69.9%	60.4%	64.6%
Operating income (loss) (GAAP)	$360	$(1,983)	$39
Operating income (loss) (non-GAAP)	$564	$(1,788)	$461
Net income (loss) (GAAP)	$64	$(2,169)	$78
Net income (loss) (non-GAAP)	$268	$(1,974)	$500

Fourth Quarter of 2011: Revenues totaled $7.0 million, up 31% compared with $5.4 million for Q4 2010 and more than double their level in Q3 2011. Gross margin for the quarter increased to 69.9% from 64.6% in Q4 2010.

Annual bookings and backlog reached near-historic highs, reflecting the Company’s accelerating momentum with top-tier operators throughout the world.

Operating income increased to $360,000 from $39,000 in Q4 2010, according to U.S. generally accepted accounting principles (GAAP). Excluding share-based compensation expenses from all periods, the Company’s non-GAAP operating income for Q4 2011 totaled $564,000, up 22% compared with $461,000 for Q4 2010.

The Company’s net income for the quarter totaled $64,000 ($0.01 basic and diluted per share), a slight decrease compared with $78,000 ($0.01 basic and diluted per share) for Q4 2010. The decrease derived from the period’s unusually high financial expenses, which were caused primarily by fluctuations in the exchange rate of the Brazilian real against the U.S. dollar.

Excluding share-based compensation expenses from all periods, the Company’s non-GAAP net income for Q4 2011 totaled $268,000 ($0.04 diluted per share) compared with $500,000 ($0.08 diluted per share) for Q4 2010. The decrease reflects the higher financial expenses, as described above, together with the Company’s strategic scale-up of its sales, marketing and support organizations, including the development of its direct sales offices in Singapore, Brazil and India, and the expansion of its support capabilities to meet the business growth implied by current near-historic levels of annual bookings and backlog. Management expects its operating expenses during the coming quarters to remain at a similar level.

Full Year 2011: The Company's revenues rose 15% to $22.0 million for the full year of 2011 from $19.2 million in 2010. Gross margin for the year increased to 69.6% from 66.2% in 2010.

According to U.S. GAAP, the Company reported a net loss for 2011 of $(1.9) million ($(0.30) basic and diluted per share) compared with a net income of $570,000 ($0.11 basic per share and $0.10 diluted per share) for 2010. This reflected the significant net loss recorded in the third quarter, together with investments made throughout the year to build the Company’s sales and marketing infrastructure. Excluding share-based compensation expenses and changes in the fair value of warrants from all periods, non-GAAP net loss for 2011 was $(1.1) million ($(0.17) diluted per share) compared with net income of $1.7 million ($0.28 diluted per share) for 2010.

Comments of Management
Commenting on the results, Mr. David Ripstein, RADCOM’s President and CEO, said, “Our success is being driven by one of the strongest trends in the telecom industry: the explosion of smartphone traffic and its devastating effect on network quality. As a result, 2011 was a period of accelerating revenue momentum and strategic investment that enabled us to reach near-record annual bookings and gross margins, giving us an extremely strong backlog that enables us to project a much stronger 2012.”

Mr. Ripstein continued, “This visibility led us to invest throughout 2011 to expand our direct sales capabilities, developing our offices in Singapore, India and Brazil, while also extending our technological edge. Since we expect to maintain a similar level of operational expenses in 2012, a growing proportion of each new sale will contribute to the bottom line. We are therefore confident and excited as we move into 2012. With rising sales, growing markets and a correctly-sized organization, we are fully focused on moving to the next level and on achieving significant top-line and bottom-line growth.”

Earnings Conference Call

RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0610

For those unable to listen to the call at the time, a replay will be available from January 27th on RADCOM's website.

About RADCOM
RADCOM provides innovative service assurance solutions for communications service providers and equipment vendors. RADCOM specializes in solutions for next-generation networks, both wireless and wireline. RADCOM’s comprehensive, carrier-strength solutions are used to prevent service provider revenue leakage and to enable management of customer care. RADCOM’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.RADCOM.com.

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718 and changes in fair value of warrants that has been expensed in accordance with ASC 815-40, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

Condensed Consolidated Statements of Operations (1000's of U.S. dollars, except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$7,004	$5,363	$21,987	$19,173
Cost of sales	2,110	1,901	6,680	6,486
Gross profit	4,894	3,462	15,307	12,687

Research and development, gross	1,534	1,111	5,866	4,310
Less - royalty-bearing participation	229	283	1,235	1,424
Research and development, net	1,305	828	4,631	2,886

Sales and marketing	2,716	2,048	9,962	6,971
General and administrative (1)	513	547	2,234	1,538
Total operating expenses	4,534	3,423	16,827	11,395
Operating income (loss)	360	39	(1,520)	1,292

Financing income (expenses), net	(296)	39	(384)	(722)

Net income (loss)	64	78	(1,904)	570
Basic net income (loss) per ordinary Share	$0.01	$0.01	$(0.30)	$0.11
Diluted net income (loss) per ordinary share	$0.01	$0.01	$(0.30)	$0.10
Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	6,398,885	6,049,678	6,367,560	5,373,515
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	6,708,515	6,592,961	6,367,560	5,947,310

(1) Includes a decrease of $269,000 and $595,000 in allowance for doubtful accounts for the three month period and for the twelve month period ended December 31, 2010, respectively.

RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP net income (loss)	$64	$78	$(1,904)	$570
Stock-based compensation (1)	204	422	824	564

Change in fair value of warrants	-	-	-	524
Non-GAAP net income (loss)	$268	$500	$(1,080)	$1,658
Non-GAAP earnings (loss) per share (diluted)	$0.04	$0.08	$(0.17)	$0.28

Number of shares used in computing Non-GAAP earnings (loss) per share (diluted)	6,708,515	6,592,961	6,367,560	5,947,310

(1) Stock-based compensation:
Cost of sales	4	1	27	5
Research and development	41	2	218	10
Selling and marketing	34	4	231	36
General and administrative	125	415	348	513
	204	422	824	564

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)
	As of	As of
	December 31, 2011	December 31, 2010
	(unaudited)
Current Assets
Cash and cash equivalents	2,901	5,744
Trade receivables, net	5,389	6,851
Inventories	6,590	3,949
Other receivables	3,490	1,708
Total Current Assets	18,370	18,252
Severance pay fund	2,674	2,796
Property and equipment, net	301	338
Total Assets	21,345	21,386

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,703	2,759
Deferred revenue	623	451
Other payables and accrued expenses	4,374	3,898
Total Current Liabilities	7,700	7,108

Long-Term Liabilities
Deferred revenue	161	221
Accrued severance pay	3,092	3,154
Total Long-Term Liabilities	3,253	3,375

Total Liabilities	10,953	10,483

Shareholders' Equity
Share capital	250	234
Additional paid-in capital	60,557	59,180
Accumulated deficit	(50,415)	(48,511)
Total Shareholders' Equity	10,392	10,903

Total Liabilities and Shareholders' Equity	21,345	21,386